02023492

12/8-5-02

UNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 6 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-8511

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/01 (MM/DD/YY) AND ENDING 2/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST MUTUAL PLANNING CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7370 So. ORIOLE BLVD #601 C
(No. and Street)

DELRAY BEACH (City) FL (State) 33446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zucker 561 997-7560
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

07 000309
FIRST MUTUAL PLANNING CORP.
HERBERT ABELOW
SUITE 601C
7370 SO. ORIOLE BOULEVARD
DELRAY BEACH, FL 33446

INDE ACCOUNTANT whose opinion is contained in this Report*

(Name — if individual, state last, first, middle name)

(Add 2000 Glades Rd (City) BOCA RATON (State) FL Zip Code) 33431

CHE

ic Accountant
ntant
ot resident in United States or any of its possessions.

PROCESSED
AUG 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

8-5-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Herbert Abelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Mutual Planning Corp, as of February 28, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Pamela K. Mullins
MY COMMISSION # CC809767 EXPIRES
March 29, 2003
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 1 6 2002

DIVISION OF MARKET REGULATION

SEC MAIL PROCESSING
RECEIVED
APR 2002
WASH. D.C. 164 SECTION

FIRST MUTUAL PLANNING CORP.
FINANCIAL STATEMENTS
FEBRUARY 28, 2002

FIRST MUTUAL PLANNING CORP.
CONTENTS

Robert W. Zucker, C.P.A., P.A.
2000 Glades Road, Suite 110
Boca Raton, FL 33431
Tel: 561 392-5779 Fax: 561 392-5751

To the Stockholder and Board of Directors of:

FIRST MUTUAL PLANNING CORP.

We have audited the accompanying Balance Sheet of

FIRST MUTUAL PLANNING CORP.

as of February 28, 2002 and the related Statements of Operations, Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

On our opinion the financial statements referred to above present fairly, in all material aspects, the financial position of the FIRST MUTUAL PLANNING CORP. at February 28, 2002 and results of operations and cash flows for the year ended in conformity with generally accepted accounting principles.

Robert W. Zucker CPA PA

Robert W. Zucker, C. P. A., P. A.

March 27, 2002

FIRST MUTUAL PLANNING CORP.
BALANCE SHEET
FEBRUARY 28, 2002

ASSETS

Current Assets:		
Cash & Cash Equivalents	$ 16,728	
Total Current Assets		$ 16,728
Equipment:		
Office Equipment	7,291	
Less Accumulated Depreciation	7,291	
Equipment-Net		0
TOTAL ASSETS		**$ 16,728**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued Expenses	$ 1,100	
Total Current Liabilities		$ 1,100
Stockholder's Equity		
Capital Stock	2,000	
Paid-in-Capital	10,180	
Retained Earnings	3,448	
Total Stockholder's Equity		15,628
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 16,728**

See Accountant's Report Dated March 27, 2002

FIRST MUTUAL PLANNING CORP.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED FEBRUARY 28, 2002

INCOME:		
Commissions	$ 23,383	
Interest	863	
TOTAL INCOME		$ 24,246
EXPENSES:		
Officer's Wages	6,500	
Computer Costs	2,220	
Rent	3,000	
Telephone	1,845	
Insurance	6,400	
Reimbursement	524	
Regulatory Fees	1,100	
Taxes	597	
Dues and Subscriptions	908	
Stationary and Postage	340	
Professional Fees	1,000	
TOTAL EXPENSES		24,434
Net (Loss)		(188)
Retained Earnings March 1, 2001		3,636
RETAINED EARNINGS FEBRUARY 28, 2002		$ 3,448

See Accountant's Report Dated March 27, 20002

FIRST MUTUAL PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2002

Cash (Used) By Operations	$ (188)
Adjustments to Reconcile Net (Loss) to Net Cash (Used) By Operating Activities	
Changes in Assets and Liabilities	
Decrease in:	
Accrued Expenses	(139)
Net Cash (Used) by Operating Activities	(327)
Net (Decrease) in Cash and Cash Equivalents	(327)
Cash and Cash Equivalents Beginning of Year	17,055
CASH AND CASH EQUIVALENTS END OF YEAR	$ 16,728

See Accountant's Report Dated March 27, 2002